

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

Via E-Mail

Robert A. Profusek, Esq.
Jones Day
222 East 41st Street
New York, NY 10017

> **Re:** **Official Payments Holdings, Inc.**
> **Schedule TO filed October 4, 2013**
> **Filed by ACI Worldwide, Inc. and Olympic Acquisition Corp.**
> **File No. 005-52757**

Dear Mr. Profusek:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

If I decide not to tender, how will the Offer affect my Shares, page viii

1. Please revise to further describe the effect of Section 251(h) of the DGCL on shareholders who decide not to tender their shares in the offer. For example, please disclose that shares that are not tendered in the offer may be promptly exchanged for the cash consideration offered without a shareholder vote or any further action by shareholders if the bidder acquires the required number of shares (i.e., a majority of the shares outstanding) to approve the merger after completion of the offer.

Withdrawal Rights, page 7

2. Please revise your disclosure describe the withdrawal rights provided by Section 14(d)(5) of the Exchange Act.

Certain Information Concerning OPAY, page 11

3. We note your disclaimer of responsibility for information furnished by OPAY. You may not disclaim disclosure appearing in your own document. Please revise.

Certain Information Concerning OPAY – OPAY Projections, page 11

4. We note that the projected financial information included in this section has not been prepared in accordance with GAAP. Please revise your disclosure to provide the reconciliation required pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Source and Amount of Funds, page 15

5. Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to the existing credit facilities that the bidders may use to pay for tendered securities.

Purpose of the Offer, page 16

6. Please revise your disclosure under the caption "Appraisal Rights" (page 29) to address any consequences on the exercise of appraisal rights resulting from the parties use of Section 251(h) to consummate the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

•   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions